UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BONA FILM GROUP LIMITED
(Name of Issuer)

ORDINARY SHARES
(Title of Class of Securities)

09777B107**
(CUSIP Number)

SAIF Partners IV L.P.
Suites 2516-2520
Two Pacific Place
88 Queensway
Hong Kong
+852-2918-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Charles Ching
Weil, Gotshal & Manges LLP
30/F Tower 2, Jing An Kerry Centre
1539 Nanjing Road (W)
Shanghai, PR China, 200040
+86 21 6016 6308

April 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, or ADSs, of the Issuer. Two ADSs represent one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 09777B107

1	NAMES OF REPORTING PERSONS
SAIF Partners IV L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No. 09777B107

1	NAMES OF REPORTING PERSONS
SAIF IV GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No. 09777B107

1	NAMES OF REPORTING PERSONS
SAIF IV GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 1 (this “Amendment No.1”) amends and supplements the Schedule 13D jointly filed by SAIF Partners IV L.P., SAIF IV GP, L.P. and SAIF IV GP Capital Ltd. (collectively, the “Reporting Persons”) on February 19, 2016 (the “Original Schedule 13D”, and as amended by Amendment No. 1, the “Schedule 13D”).  Except as provided herein, this Amendment No.1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

On March 4, 2016, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at the Issuer’s office at 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the previously announced Merger Agreement dated December 15, 2015 and the transactions contemplated by the Merger Agreement, including the Merger.

On April 8, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on April 8, 2016. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the Effective Time of the Merger, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (a) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer (as treasury, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Issuer, (b) Ordinary Shares (including Ordinary Shares represented by ADSs) reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of Issuer’s share awards under the 2009 Stock Incentive Plan and the 2010 Stock Incentive Plan of the Issuer, (c) Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the “CICL”) (the “Dissenting Shares”), and (d) Ordinary Shares (including Ordinary Shares issuable under the options to purchase Ordinary Shares or ADSs and all restricted shares granted under the 2009 Stock Incentive Plan and the 2010 Stock Incentive Plan of the Issuer and Ordinary Shares represented by ADSs) beneficially owned by the Rollover Securityholders (the “Rollover Shares”) (Ordinary Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), has been cancelled in exchange for the right to receive $27.40 in cash per Ordinary Share without interest and net of any applicable withholding taxes. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) has been cancelled in exchange for the right to receive $13.70 in cash per ADS without interest and net of any applicable withholding taxes (less $0.05 per ADS cancellation fees pursuant to the terms and conditions of the deposit agreement, dated as of December 8, 2010, by and among the Issuer, Deutsche Bank Trust Company Americas and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time). Each Excluded Share other than Dissenting Shares has been cancelled for no consideration. Each Dissenting Share has been cancelled and each holder thereof is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate. NASDAQ has filed an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) As a result of the Merger, all Ordinary Shares beneficially owned by the Reporting Persons prior to the Effective Time of the Merger were cancelled and the Reporting Persons no longer beneficially own any Ordinary Share.

(c)          Except for the transactions described in Item 4 of the Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)          At the Effective Time, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information under Item 4 is incorporated herein by reference in its entirety.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 11, 2016

SAIF Partners IV L.P

By:	/s/	Andrew Y. Yan
Name:		Andrew Y. Yan
Title:		Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P

SAIF IV GP L.P.

By:	/s/	Andrew Y. Yan
Name:		Andrew Y. Yan
Title:		Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

By:	/s/	Andrew Y. Yan
Name:		Andrew Y. Yan
Title:		Director of SAIF IV GP Capital Ltd.